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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                               SCHEDULE 14D-9

             Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934

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                          BIORELIANCE CORPORATION
                         (Name of Subject Company)

                          BIORELIANCE CORPORATION
                    (Name of Person(s) Filing Statement)

                  Common Stock, par value $0.01 per share
                       (Title of Class of Securities)

                                090951 10 4
                   (CUSIP Number of Class of Securities)

                             Capers W. McDonald
                   President and Chief Executive Officer
                          BioReliance Corporation
                            14920 Broschart Road
                            Rockville, MD 20850
                               (301) 738-1000

               (Name, address and telephone number of person
              authorized to receive notices and communications
                on behalf of the person(s) filing statement)

                                  Copy to:
                           Andrew P. Varney, Esq.
                Fried, Frank, Harris, Shriver & Jacobson LLP
                 1001 Pennsylvania Avenue, N.W., Suite 800
                           Washington, D.C. 20004
                               (202) 639-7032

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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[GRAPHICS OMITTED - BIORELIANCE AND INVITROGEN LOGOS]


Dear BioReliance Client,

On December 24, 2003, Invitrogen and we announced a transaction by which BioReliance soon would be joining the Invitrogen family. We expect to become one company during the first quarter of 2004, subject to regulatory and stockholder approval.

With this valuable new partnership, you can look forward to obtaining an unmatched breadth of expertise for your biotechnology and pharmaceutical development needs. At the same time, you will continue receiving the high-quality BioReliance services you trust, communicating with us as usual.

This is an exciting new chapter in our 56-year history. We are confident that as part of Invitrogen, BioReliance will be better able to serve your needs. Invitrogen is well known around the world for its industry-leading products and services, scientific expertise and commitment to customer satisfaction. Now, Invitrogen's biotechnology solutions join BioReliance's testing, development and manufacturing services, bringing you an integrated resource for drug development and other bioscience programs.

As we move forward, our number one priority remains to bring you the quality and service you've come to expect from us. As part of Invitrogen, BioReliance will continue to operate from its current locations, and all ongoing and new orders will be processed through your existing contacts within the company, who remain unchanged.

For more information, you can visit our website at www.bioreliance.com. If you have any concerns at all, please do not hesitate to contact us.

Sincerely,



                                                     /s/ Capers W. McDonald

Diana Morgan, Ph.D.                                  Capers W. McDonald
Vice President, Sales and Marketing                  President and CEO
BioReliance Corporation                              BioReliance Corporation
dmorgan@bioreliance.com                              cmcdonald@bioreliance.com


Attachment: Press Release dated December 24, 2003